UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO FORM SB – 2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

CISTERA NETWORKS
(Name Of Small Business Issuer In Its Charter)

Nevada	5045	91-1944887
(State Or Other Jurisdiction Of Incorporation Or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

17304 Preston Road
Suite 975
Dallas, Texas 75252
Ph:  (972) 381-4699
(Address And Telephone Number Or Principal Executive Offices)

Derek Downs
17304 Preston Road
Suite 975
Dallas, Texas 75252
Ph:  (972) 381-4699
(Name, Address And Telephone Number Of Agent For Service)

With Copies To:

Colbert Johnston LLP
Attention: Robert J. Johnston, Esq.
6021 Morriss Road, Suite 101
Flower Mound, Texas 75028
Ph: (972) 724-3338
Fax: (972) 724-1922

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering.☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering.☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective Registration Statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be registered	Amount to be Registered	Proposed Maximum Offering Price per share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	7,295,713	$2.40	$17,509,711	$563.11
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 6 to the Registration Statement on Form S-2 is a Part II filing solely to re-file Exhibits 5.1 and 23.1.  Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

The Company’s Bylaws provide that the Company has the power to indemnify its directors and officers to the fullest extent provided by Nevada law.  Pursuant to Nevada law, a corporation may indemnify its officers and directors, provided that such person's actions:

(a)            did not constitute a breach of his fiduciary duties as a director or officer; and did not involve intentional misconduct, fraud or a knowing violation of law; and

(b)            were conducted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful

The effect of these provisions is potentially to indemnify our directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the company.

Other Expenses of Issuance and Distribution

Expenses incurred or (expected) relating to this Registration Statement and distribution are as follows:  The amounts set forth are estimates except for the SEC registration fee:

Amount

➢ SEC registration fee $ 564

➢ Accountants’ fees and expenses $ 50,000

➢ Miscellaneous $ 40,000

➢

➢ Total $ 90,564

The Registrant will bear all of the expenses shown above.

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of the company’s securities without registration for the past three (3) years from the date of this Registration Statement.  No such sales involved the use of an underwriter, no advertising or public solicitation were involved, the securities bear a restrictive legend and no commissions were paid in connection with the sale of any securities.

On May 3, 2003, we issued and sold 500,000 shares of our common stock to XBridge, in exchange for an exclusive license to certain XML technology.  The structure of the license and asset purchase agreement with XBridge and the issuance of the shares were determined through arm-length negotiations between us and the other parties involved and no material relationship existed between CHN Holdings Company, Corvero Networks and XBridge Software at that time.

Effective June 20, 2003, we issued and sold 1,500,000 shares of our common stock to XBridge in settlement of all obligations under the XML license and under and asset purchase agreement.  The structure of the settlement agreement with XBridge and the issuance of the shares were determined through arm-length negotiations between us and the other parties involved and, aside from the exclusive license described above, no material relationship existed between us and XBridge at that time.

Effective December 13, 2004, we issued and sold an aggregate of $1,146,000.00 in principal amount of Senior Unsecured Convertible Promissory Notes, and issued warrants to purchase 1,146,000 shares of our common stock, par value $0.001 per share.  Of the $1,146,000.00 in Notes, $1,004,000.00 in principal amount of Notes were issued for cash, and $142,000 in principal amount of Notes were issued in connection with the cancellation of an equal amount of the Company's outstanding obligations.  The warrants have a term of five years and are exercisable at an exercise price of $1.30 per share.  Subject to an effective registration statement covering the resale of the shares of common stock issuable upon exercise of the warrants, the Company may, upon thirty days prior written notice, redeem the warrants for $0.10 per share, in whole or in part, if our common stock closes with a bid price of at least $3.50 for any ten (10) out of fifteen (15) consecutive trading days.  The structure of the note purchase agreement and the issuance of the convertible notes and warrants were determined through arm-length negotiations between us and the other parties involved and no material relationship existed between us and the other parties at that time.

Effective December 17, 2004, we issued and sold 150,000 shares of our common stock to XBridge in exchange for the cancellation of $270,000 of our outstanding debt, which was incurred in connection with certain product development work performed for us by XBridge.  The Company believes that the structure of the services agreement with XBridge and the issuance of shares were comparable to what the Company would have received through arms-length negotiations with an unaffiliated party.  At the time of the services agreement and the issuance of the shares, XBridge owned approximately 51% of our outstanding shares of common stock, and a majority of our officers and directors were also officers and directors of XBridge.

On January 3, 2005, the Company issued 359,580 shares of common stock for accrued liabilities of $380,926.  The shares were issued prices of between $1.00 and $1.30 per share which was equal to the approximate closing price of our common stock on the various dates that the Company and the debt parties agreed to settle payment of these liabilities.

On April 29, 2005, the Company issued 173,511 shares of common stock for accrued liabilities of $482,364.  The shares were issued at $ 2.78 per share which was equal to the average closing price of our common stock over the ten trading days prior to the date of issuance.

Effective May 27, 2005, we issued 4,150,000 shares of our common stock in connection with the merger of XBridge with XBR Acquisition, Inc., a newly formed Company subsidiary.  At the time of the merger, XBridge held 2,150,000 shares of our common stock, which shares were cancelled.  In connection with this merger, options and warrants to purchase 310,643 shares of XBridge common stock were converted into options to purchase an additional 842,383 shares of the Company's common stock, at exercise prices ranging from $0.01 to $0.46 cents per share.  The Company also issued an additional 173,511 shares to certain of the officers and consultants of XBridge in exchange for the cancellation of $482,364.31 of XBridge debt held by these individuals.  The debt represented trade accounts payable and accrued consulting fees, notes payable and accrued interest that were unpaid by XBridge.  Ms. Cynthia A. Garr, then the Company’s Executive Vice President and acting Chief Financial Officer and also the President and a director of XBridge, received 63,363 shares of our common stock in exchange for the cancellation of $72,914.49 of unpaid expenses, $72,725.19 of notes payable and accrued interest, and $30,510.00 of unpaid accrued consulting fees.  Mr. Gregory T. Royal, then the Company’s Chief Technology Officer and a director and also a Vice President and director of XBridge, received 108,081 shares of our common stock in exchange for the cancellation of $8,563.94 of unpaid expenses and $291,902.18 of unpaid accrued consulting fees.  Mr. Derek P. Downs, then our acting Chief Executive Officer and a director and also a consultant to XBridge, received 2,067 shares of our common stock in exchange for the cancellation of $5,748.51 of unpaid expenses. The shares of our common stock issued to these individuals was valued at $2,65 per share, which was the average closing price of our common stock for the ten trading days prior to the effective date of the merger.  This share value was also the value used to determine the exchange ratio for the shares of our common stock to be received by all other XBridge shareholders.

The Company believes that the structure of the merger agreement with XBridge and the issuance of shares were comparable to what the Company would have received through arms-length negotiations with an unaffiliated party.  At the time of the services agreement and the issuance of the shares, XBridge owned approximately 51% of our outstanding shares of common stock, and a majority of our officers and directors were also officers and directors of XBridge.  This transaction enabled us to obtain outright ownership of the XBridge intellectual property upon which our products are based and eliminate future product development and maintenance payments to XBridge.  Costs associated with maintenance and support related to the license agreement totaled $1.86 million during the first two years of the twenty-year life of the agreement.  In addition, we believed that the Company’s ownership of the XBridge intellectual property would prove to be invaluable in both securing agreements with tier-one channel reseller partners and in giving the Company flexibility for future growth and product line expansion.  Based upon client driven product acceptance and sales order growth, the Company also believed that funding maintenance efforts through its research and development facility in India and eliminating potential royalty commitments were in the best interest of the Company's shareholders.

Including the new shares issued in the merger, the elimination of the $1.86 million in inter-company payables and XBridge’s outstanding debt of approximately $200,000 at the time of the merger, the total purchase price for the XBridge acquisition was approximately $5,500,000.

On June 24, 2005, the Company issued 100,000 shares of common stock from the exercise of outstanding stock options.  The exercise price of the options was $2 per share.

In September 2005, although the stock price had not achieved the levels necessary to allow the Company to redeem warrants issued in the December 13, 2004 private placement, warrant holders were offered an incentive of one-half warrant for each warrant exercised.  This incentive expired on December 31, 2005.  The Company raised an additional $405,080 from the exercise of 311,600 warrants and issued 155,800 incentive warrants.

On December 31, 2005, the Company issued 311,600 shares of stock in connection with the exercise of warrants issued in the 2004 private placement of notes and warrants.  The exercise price of the warrants was $1.30 per share.

On December 31, 2005, the Company issued 946,392 shares of stock upon conversion of certain outstanding notes issued in the 2004 private placement.  The amount of principal converted was $859,000 and the amount of accrued interest converted was $87,392.  These notes converted at $1.00 per share.

On March 31, 2006, the Company issued 67,785 shares of stock upon conversion of certain outstanding notes issued in the 2004 private placement.  The amount of principal converted was $57,000 and the amount of accrued interest converted was $10,785.  These notes converted at $1.00 per share.

On March 31, 2006 the Company issued 2,000 shares of stock to a former contractor for providing project management services valued at $2,000.  As part of the initial agreement with this contractor, these shares were to be issued upon the delivery of services defined by the agreement.

On March 31, 2006, the Company issued 8,000 shares of stock as part of a legal settlement.  The shares had been previously issued and were cancelled as part of a court order, but were never returned to the Company.  As per the settlement, the 8,000 outstanding were cancelled and subsequently reissued as unrestricted shares.

On July 1, 2006, the Company issued 70,803 shares of common stock in connection with the exercise of warrants issued in the merger of the Company with XBridge Software, Inc.  The exercise price of the warrants was $.46 per share.  The warrants were exercised for notes payable totaling $32,594.

On August 1, 2006, the Company issued 4,034 shares of common stock upon conversion of the principal and accrued interest on a previously issued convertible note.  The principal amount of the note converted was $1,000 and the amount of accrued interest converted $3,034.  The notes converted at $1.00 per share.

On October 25, 2006, the Company issued 122,028 shares of common stock in connection with the exercise of options issued in the merger of the Company with XBridge Software, Inc.  The exercise price for these options was $.01 per share.

On December 13, 2006, the Company issued 17,931 shares of common stock upon conversion of certain outstanding notes.  The amount of principal of notes converted was $15,000 and the amount of accrued interest converted was $2,391.  These notes were converted at $1.00 per share.

Effective April 5, 2007, we issued and sold an aggregate of $3,625,754.00 in principal amount of Senior Unsecured Convertible Promissory Notes, and issued warrants to purchase 3,625,754 shares of our common stock, par value $0.001 per share.  Of the $3,625,754.00 in Notes, $2,815,000.00 in principal amount of Notes were issued for cash, and $810,754 in principal amount of Notes were issued in connection with the cancellation of an equal amount of the Company's outstanding obligations.  The warrants have a term of five years and are exercisable at an exercise price of $1.00 per share.  Subject to an effective registration statement covering the resale of the shares of common stock issuable upon exercise of the warrants, the Company may, upon thirty days prior written notice, redeem 1,815,000 warrants for $0.10 per share, in whole or in part, if our common stock closes with a bid price of at least $3.50 for any ten (10) out of fifteen (15) consecutive trading days.  An additional 1,000,000 warrants may be redeemed under the same terms if the above conditions are met plus the daily volume for the 20 consecutive trading days preceding the notice of redemption on the OTCBB or the principal exchange where the common stock is traded is in excess of 100,000 shares.  The structure of the note purchase agreement and the issuance of the convertible notes and warrants were determined through arm-length negotiations between us and the other parties involved and no material relationship existed between us and the other parties at that time.

The foregoing issuance of the shares of our common stock, the convertible promissory notes and the warrants described above were made in private transactions or private placements intending to meet the requirements of one or more exemptions from registration.  In addition to any noted exemption below, we relied upon Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the “Act”).  The investors were not solicited through any form of general solicitation or advertising, the transactions being non-public offerings, and the sales were conducted in private transactions where the investor identified an investment intent as to the transaction without a view to an immediate resale of the securities; the shares were “restricted securities” in that they were both legended with reference to Rule 144 as such and the investors identified they were sophisticated as to the investment decision and in most cases we reasonably believed the investors were “accredited investors” as such term is defined under Regulation D based upon statements and information supplied to us in writing and verbally in connection with the transactions.  We have never utilized an underwriter for an offering of our securities and no sales commissions were paid to any third party in connection with the above-referenced sales.

EXHIBITS

3(i)	Articles of Incorporation**

3(ii)	Bylaws (Incorporated by reference from the Company’s Annual Report on Form 10KSB for the fiscal year ended March 31, 1996)

4.1
Form of Convertible Note Purchase Agreement dated as of December 13, 2004 (Incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004)

4.2	Form of Senior Unsecured Convertible Note (Incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004)

4.3	Form of Warrant (Incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004)

4.4	Registration Rights Agreement dated as of December 13, 2004 (Incorporated by reference from Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Commission on December 20, 2004)

4.5
Form of Convertible Note Purchase Agreement dated as of April 5, 2007 (Incorporated by reference from Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2007)

4.6	Form of Senior Unsecured Convertible Note (Incorporated by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2007)

4.7	Form of Warrant (Incorporated by reference from Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2007)

4.8	Registration Rights Agreement dated as of April 7, 2005 (Incorporated by reference from Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2007)

5.1	Opinion of Colbert Johnston LLP*

6.1	License Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004)

10.1	Employment Agreement by and between Derek Downs and Cistera Networks, Inc. dated as of January 1, 2005**

10.2	Employment Agreement by and between Cynthia Garr and Cistera Networks, Inc. dated as of January 1, 2005**

10.3	Employment Agreement between Gregory Royal and Cistera Networks Canada, Inc. dated as of October 1, 2004**

23.1	Consent of Robison, Hill & Co.*

* Filed herewith
** Previously filed

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.            To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(a)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(b)
To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is being registered) and any deviation from the high or low end of the estimated maximum range, may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	To include any additional or changed material information on the plan of distribution.

2.            For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.            File a post-effective amendment to remove from registration any of the securities being registered, which remain unsold at the end of the offering.

    4.            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas for Cistera Networks, Inc.

By: /s/   Derek P. Downs                                                                                      Date: January 10, 2008
Derek P. Downs, Chief Executive Officer and
President

By: /s/   Cynthia A. Garr                                                                                      Date: January 10, 2008
Cynthia A. Garr, Executive Vice President and
Chief Financial Officer

By: /s/   Lisa Anderson                                                                                      Date: January 10, 2008
Lisa Anderson, Controller

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date stated.

By: /s/  Derek P. Downs                                                                                       Date:  January 10, 2008
Derek P. Downs, Director

By: /s/  Cynthia A. Garr                                                                                       Date:  January 10, 2008
Cynthia A. Garr, Director

By: /s/   Gregory T. Royal                                                                                   Date:  January 10, 2008
Gregory T. Royal, Director